EXHIBIT 99.1

ASML ANNOUNCES UPDATE OF BACKLOG FOR CUSTOMER ORDERS

VELDHOVEN, the Netherlands, December 2, 2003 - ASML Holding NV (ASML) today announced that, based on its backlog of customer orders as of December 1 and its anticipated system shipments through year end, the company expects its order backlog at December 31, 2003 will be greater than its previously disclosed order backlog of 91 systems as of September 28, 2003.

ASML indicated today's announcement was to update cautionary statements, made in its Q3 2003 results conference call, that the company's backlog potentially could decline in the fourth quarter.

"The volatility of customer demand continues. In the past two weeks, the intake process has shown considerable strength and we will continue to pursue further orders through year end," said Doug Dunn, president and CEO, ASML.

Due to uncertain market conditions, ASML continues to refrain from issuing further guidance or forecasts.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML
Tom McGuire
Vice President Communications
corpcom@asml.com
+31.40.268.5758
+31.40.268.3655

ASML
Elizabeth Kitchener
Director Corporate Communications
corpcom@asml.com
+31.40.268.2602
+31.40.268.3655

ASML
Doug Marsh
Vice President Institutional Investor Relations U.S.
doug.marsh@asml.com
+1.480.383.4006
+1.480.383.3976


ASML
Craig DeYoung
Director Investor Relations
craig.deyoung@asml.com
+31.40.268.3938
+31.40.268.3655